NovaGold Resources Inc.

Third Quarter 2009

Consolidated Financial Statements with
Management’s Discussion & Analysis

August 31, 2009

(Unaudited)

NovaGold Resources Inc.
1	Q3-2009

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated October 13, 2009 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended August 31, 2009 compared to the same period in the previous year. At October 13, 2009, the Company had 184.7 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s August 31, 2009 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2008, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the CICA standards outlined in the new accounting pronouncements section below effective for the Company’s first quarter commencing December 1, 2008. All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.nova-gold.net or on SEDAR at www.sedar.com.

Description of business

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a world-class portfolio of projects, with 50% interests in two of the world’s largest gold and copper-gold projects, 100% of the Rock Creek gold mine and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper and silver resources. With senior operating partners contributing their construction and operating expertise, NovaGold’s projects offer lower risk and higher potential value than many other small mining companies can provide. In addition, all of NovaGold’s current properties are located in Alaska and British Columbia, regions with a long history of mining, established permitting standards and governments supportive of resource development, offering investors leverage to gold with low geopolitical risk.

Approach to business

NovaGold’s corporate growth strategy has been to acquire or partner in advanced-stage properties with an identified resource that has potential for further expansion. NovaGold leverages its exploration and development expertise to bring additional resources and value to shareholders with reduced risk and expense. The Company also recognizes the value of strong partnerships and a strong team, and looks for opportunities to acquire or partner in new projects that can bring value to NovaGold shareholders.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. NovaGold is committed to upholding the highest environmental and social standards while focusing on delivering the financial growth its shareholders and partners expect. The Company has established a framework for sustainability reporting and is developing an implementation plan for reporting on activities at both head office and project sites. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Native Alaskan and First Nation groups from the outset at each project, NovaGold reduces project risk and identifies a responsible, critical path for development that considers the long-term impacts and benefits of operations.

Current market and economic conditions

Gold is traditionally seen as a financial safe haven and its strength has been unparalleled in times of economic uncertainty. Gold outperformed nearly all other asset classes in 2008 and has continued to perform well in 2009. With interest rates approaching all-time lows, investors look to gold as an investment option with significant upside. Even with the economic downturn, new middle classes are emerging in highly populated countries such as China and India. Management expects that as these groups continue to grow, so too will their demand for gold products and gold-based investments. In addition, the gold Exchange Traded Funds (“ETFs”) have developed a major new market for investment in gold.

The gold and copper markets have further rebounded through the first half of 2009 with prices opening the year at about US$850/oz and US$1.50/lb, ending March at about US$925/oz and US$1.75/lb and reaching US$950/oz and US$2.20/ lb, respectively, at the end of June. Since June, gold and copper prices have traded in a range between US$915–1015/oz and US$2.20 –2.90/lb, respectively, with prices strengthening in early August 2009. Gold and copper-related equities rebounded as a result of the higher metals prices, but equity prices of exploration and development-stage companies remain volatile and generally depressed relative to historical levels.

NovaGold Resources Inc.
Q3-2009	2

Current market and economic conditions (cont.)

NovaGold has been one of the top performing gold and copper equities this year, though like many other exploration/ development stage companies NovaGold still trades significantly below historical levels, even with the expansion of the company’s reserve and resource base and advancement of its projects toward production.

Recent developments

During the nine-month period ended August 31, 2009, the Company announced the results of a feasibility study completed by AMEC Americas Limited for the Donlin Creek project. Based on the feasibility study, the Donlin Creek mine would be a year-round, open-pit operation with a mill throughput of 53,500 tonnes per day and an anticipated mine life of 21 years, using the current 29.3 million ounce gold reserve base. During the first 5 full years gold production is expected to average 1.6 million ounces annually at an average total cash cost of US$394/oz., placing Donlin Creek costs in the lowest quartile of current gold producers. Gold production for the first 12 full years is expected to average nearly 1.5 million ounces annually at an average total cash cost of US$444/oz.

The Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York. On June 5, 2009, the court granted the defendants’ motion to dismiss in part, dismissing all of the plaintiff’s claims under the Securities Act of 1933 concerning the registration statement, dismissing all claims against Galore Creek Mining Corporation, and dismissing certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934. See “Legal actions” for more information.

NovaGold’s senior management team continues to streamline the Company and carefully manage cash to ensure financial stability. With the Donlin Creek feasibility study complete, efforts at the property will focus on advancing Donlin Creek smoothly through the permitting process and identifying additional optimization potential for the project. In addition, the Donlin Creek LLC is considering a drilling program with the goal of expanding the resource base and identifying non-refractory ore that can be mined with lower processing costs at the beginning of operations. The Rock Creek property remains on care and maintenance to preserve the existing infrastructure and investment while NovaGold determines the best path forward for the project. The Galore Creek property remains on care and maintenance; however, continued road building activities have established access to Km 48, approximately half the distance of the proposed access road.

Property review

Donlin Creek

Donlin Creek is NovaGold’s flagship property, with a feasibility study completed and pre-permitting activities underway to construct a mine producing more than one million ounces of gold annually for more than 20 years. Donlin Creek is operated by the Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc. (“Barrick”), a subsidiary of Barrick Gold Corporation. Located in Alaska, the 27,000 acre property holds one of the largest known undeveloped gold deposits in the world, with 29.3 million ounces of gold reserves averaging 2.3 g/t gold, 6 million ounces of measured and indicated resources and an additional 4 million ounces of inferred resources. Life-of-mine production is estimated at an average of 1.25 million ounces of gold annually, for total recovered gold of 26.2 million ounces. These production levels would make Donlin Creek one of the world’s largest gold producing mines. Significant exploration potential remains in the Donlin Creek district.

During the nine months ended August 31, 2009, expenditures at the Donlin Creek project totaled approximately US$23.8 million of the US$28 million budgeted for 2009, with 50% contributed by NovaGold. Work focused on geotechnical drilling for the location of mine facilities, environmental baseline data collection, pre-permitting community advisory meetings and various optimization studies.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck Resources (“Teck”) each hold a 50% interest. The 320,800 acre property holds one of the world’s largest and highest-grade undeveloped porphyry-related copper-gold-silver-deposits. The Galore Creek project is the subject of an October 2006 feasibility study; however, construction at the Galore Creek project was suspended in November 2007 while the Company and Teck reassess the project and evaluate alternative development strategies. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources of 4.0 billion pounds of copper, 4.9 million ounces of gold and 80 million ounces of silver. Optimization studies completed in 2008 identified a number of modified approaches to the project that show the potential for significant expansion of project throughput, a shorter construction schedule, relocation of the

NovaGold Resources Inc.
3	Q3-2009

Property review (cont.)

process facilities along the project access road to allow for easier construction and future expansion, and fewer risks associated with construction and operations.

The Galore Creek project is managed by the Galore Creek Mining Corporation (“GCMC”), owned equally by NovaGold and Teck. Work this year has focused primarily on roadwork, establishing a usable road to Km 48 of the proposed 90-Km road. Given the continued strength of the copper market, GCMC is considering a more aggressive program in 2010 to advance the project towards a construction decision. The Canadian federal government recently announced plans to support construction of the 287 kV Northwest Transmission Line (“NTL”) in northwestern British Columbia. If advanced, the NTL will bring a source of stable, renewable power to the region, which is good news for local communities and also for the many mining and renewable energy projects in the area, including Galore Creek.

During the nine months ended August 31, 2009, expenditures at the Galore Creek project totaled approximately $10.4 million. Under the terms of the Galore Creek partnership agreement, Teck is funding all costs for the project until it completes its buy-in obligations and NovaGold expects to have no near-term funding obligations for the Galore Creek project. At August 31, 2009, Teck had approximately $26 million remaining in project contributions to earn its 50% interest in the project. Certain road construction equipment and facilities are being recovered and sold as the road progresses. The proceeds from the sales will be used to support project costs in addition to Teck’s contributions. Any gain or loss will be reflected in the financial statements.

Rock Creek

NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with significant historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is 90% constructed and designed to produce approximately 100,000 ounces of gold annually, based on the existing 0.5 million ounces of probable gold reserves, 1.9 million ounces of measured and indicated resources and 0.3 million ounces of inferred resources at the three properties. Construction on the Rock Creek mine commenced in the summer of 2006. Commissioning start-up and systems testing began in September 2008 but was suspended in November 2008 as a result of unanticipated mechanical issues and higher than anticipated costs. The Company is evaluating the potential to recommence the start-up process at the Rock Creek project or possibly sell the property or an interest in the property to another company. The Company does not currently plan to restart commissioning activities at the Rock Creek mine in the near term.

On July 2, 2009, AGC received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, AGC entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As a part of the NOV, AGC will treat, inject, and apply water at an increased rate to reduce water levels behind the mine’s Tailings Storage Facility dam. If AGC does not comply with the requirements of the COBC, ADEC may assess financial penalties; however, no financial penalties have been assessed at this time.

During the nine months ended August 31, 2009, expenditures at the Rock Creek project totaled approximately $12.5 million, with 100% contributed by NovaGold. The primary objective at Rock Creek in 2009 is to establish the structures and action plan required to ensure the project remains in compliance with all environmental regulations during next spring’s freshet. A care and maintenance team is working to protect the infrastructure and investment on site to position the project to resume start-up activities should NovaGold decide to put Rock Creek back into production.

Other properties

NovaGold holds a portfolio of earlier-stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska, earning $1–$3 million annually.

NovaGold Resources Inc.
Q3-2009	4

Results of operations

			in thousands of Canadian dollars,
			except for per share amounts
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008
Project care and maintenance	8,587	5,408	24,064	9,209
Exploration expense	3,766	16,163	14,561	36,949
Foreign exchange loss (gain)	109	6,977	(11,453)	6,737
General and administrative expenses	2,403	343	4,642	3,342
Interest and accretion	3,446	-	15,841	-
Suspension cost recovery	-	-	(648)	(32,596)
Gain on disposal of investment	-	(33,534)	-	(48,812)
Earnings (loss) for the period after taxes	(18,113)	1,632	(51,364)	2,610
Basic and diluted earnings (loss) per share	(0.10)	0.02	(0.30)	0.02

For the three-month period ended August 31, 2009, the Company reported a net loss of $18.1 million (or $0.10 basic and diluted loss per share) compared to earnings of $1.6 million (or $0.02 basic and diluted earnings per share) for the corresponding period in 2008.

In 2008, the Company made a gain on disposal of investments of $33.5 million with no comparable amount in 2009. Other important variances are as follow: (a) interest and accretion expenses for the convertible debt and bridge loan in 2009 totaled $3.4 million, with no comparable charges in 2008, (b) project care and maintenance charges in 2009 were $8.6 million compared to $5.4 million in 2008, due primarily to having both Rock Creek and Galore Creek on care and maintenance in 2009, with just Galore Creek in 2008, (c) a $0.1 million foreign exchange loss in the third quarter of 2009, compared to a loss of $7 million in the same period of 2008, was due primarily to the effect on the Company’s US dollar denominated liabilities of the strengthening of the Canadian dollar against the US dollar, and (d) exploration costs were reduced from $16.2 million in 2008 to $3.8 million in 2009 reflecting reduced activity at Rock Creek and Galore Creek.

For the nine-month period ended August 31, 2009, the Company reported a net loss of $51.4 million (or $0.30 basic and diluted loss per share) compared to net earnings of $2.6 million (or $0.02 basic and diluted earnings per share) for the corresponding period in 2008.

In 2008, the Company made gains on disposal of investments totaling $48.8 million for its sale of its subsidiary NovaGreenPower and its investment in U.S. Gold Corporation, with no material comparable amounts in 2009. Other important variances are as follow: (a) the Company had project suspension cost recoveries, before non-controlling interest, of $32.6 million in 2008 compared with $0.6 million in 2009, (b) interest and accretion expenses for the convertible debt and bridge loan in 2009 were $15.8 million, with no comparable charges in 2008, (c) project care and maintenance in 2009 was $24.1 million compared to $9.2 million in 2008, (d) $5.8 million increase in non-cash stock-based compensation was incurred in 2009 compared to 2008, and (e) the increase in expenses was offset by $11.5 million in foreign exchange gain compared to a loss of $6.7 million in 2008.

Net revenues for the three-month period ended August 31, 2009 were $0.3 million compared to $1.4 million in the corresponding period in 2008. The decrease was primarily due to lower interest income from lower interest rates. The Company generates modest revenues from land and gravel sales and gold royalties.

Net revenues for the nine-month period ended August 31, 2009 were $1 million compared to $3.4 million in the corresponding period in 2008. The decrease was due to higher revenue from land sales and higher interest income for the nine months in 2008.

Expenses for the three-month period ended August 31, 2009 were $20.9 million compared to $31.3 million for the same period in 2008. During the quarter, the Company recorded a foreign exchange loss of $0.1 million compared to a foreign exchange loss of $7 million for the same period in 2008. The reduction in loss in 2009 is mainly a result of the strengthening Canadian dollar against the US dollar during the third quarter of 2009 on US dollar denominated convertible notes and the Donlin Creek promissory note. The Company expended $3.8 million on exploration activities mainly on the Donlin Creek project during the three-month period ended August 31, 2009 compared to $16.2 million for the same period in 2008 that was expended predominantly on studies at Galore Creek. The Company also expended $8.6 million on care and maintenance activities at the Rock Creek and Galore Creek projects during the quarter compared to $5.4 million in 2008 which related to Galore Creek alone. Operations at the Rock Creek project were suspended in 2008 and placed into care and maintenance

NovaGold Resources Inc.
5	Q3-2009

Results of operations (cont.)

with all costs being expensed as incurred. The Company recorded an expense of $0.8 million and $0.4 million for stock-based compensation during the same periods in 2009 and 2008, respectively. During the third quarter of 2009, the Company granted 110,000 options and 524,550 performance share units to employees, consultants and directors.

Net expenses for the nine-month period ended August 31, 2009 were $61.8 million compared to $33 million for the same period in 2008. A significant factor to the net gain recorded in 2008 is a $48.8 million gain on disposal of investments and a $20.9 million suspension cost recovery at Galore Creek, net of related non-controlling interest at the Galore Creek project. During the nine months, the Company had lower exploration expenditures of $14.6 million mainly related to Donlin Creek compared to $36.9 million in 2008 ($10 million related to Galore Creek, $19 million related to Donlin Creek and $7.9 million related to Rock Creek), and recorded a foreign exchange gain of $11.5 million compared to a loss of $6.7 million in 2008. Offsetting this was an increase in interest and accretion as well as project care and maintenance, totaling $39.8 million during the nine months in 2009 compared to $9.2 million in 2008. The interest and accretion relates to the convertible notes and bridge loan and the care and maintenance relates to the Rock Creek and Galore Creek projects. In nine-month period of 2008, some of the costs estimated at the November 30, 2007 year end for suspension at Galore Creek were reversed since GCMC was able to negotiate a favorable purchase of contractors’ equipment remaining at the construction site, the costs of which were capitalized.

For the three-month period ended August 31, 2009, the Company recorded a future income tax (“FIT”) recovery of $0.8 million, which resulted mainly from additional losses from exploration expenditures incurred in Canada and the benefit of an income tax reduction on long-term tax rates in British Columbia.

Selected financial data

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

Quarterly information

Fiscal quarters, prior to the quarters ended August 31, 2009 and November 30, 2008, have all been restated to conform to the change in accounting policy and the future income tax impact. The fiscal quarters for the periods ended are in thousands of Canadian dollars, except per share amounts.

	8/31/09	5/31/09	2/28/09	11/30/08	8/31/08	5/31/08	2/29/08	11/30/07
	$	$	$	$	$	$	$	$

Net revenues	261	365	422	856	1,427	275	1,712	1,730
Earnings (loss) for
the quarter	(18,113)	(4,796)	(28,483)	(195,263)	818	(23,185)	24,163	(53,467)
Earnings (loss) per
share – basic	(0.10)	(0.03)	(0.20)	(1.83)	0.01	(0.22)	0.23	(0.58)
Earnings (loss) per
share – diluted	(0.10)	(0.03)	(0.20)	(1.83)	0.01	(0.22)	0.22	(0.58)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s US dollar denominated debt when the Canadian dollar exchange rate fluctuates and one-time events, such as the suspension of construction activities at the Galore Creek project or the suspension of operations at the Rock Creek project and subsequent activities related thereto. During the last quarter of fiscal 2007, the Company suspended construction at the Galore Creek project recording an estimated suspension cost of $46.6 million net of non-controlling interest which $15.2 million net was recovered during the quarter ended February 29, 2008 as a result of GCMC’s purchase of contractors’ equipment remaining at the construction site. During the quarter ended August 31, 2008, the Company recorded a $33.5 million gain on the sale of its NovaGreenPower subsidiary to AltaGas Ltd. During the last quarter of fiscal 2008, the Company recorded an impairment loss on the Rock Creek project of $160.9 million. During the quarter ended February 28, 2009, the Company incurred a total of $16.8 million in interest and accretion and care and maintenance. During the quarter ended May 31, 2009, the Company had a foreign exchange gain of $16.1 million. During the quarter ended August 31, 2009, the Company incurred a total of $12 million in interest and accretion and care and maintenance. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At August 31, 2009, the Company had $46.4 million in unrestricted cash and cash equivalents of which $2.0 million was held by GCMC for the Galore Creek project. The Company expended $42.0 million on net operating activities during the nine-month

NovaGold Resources Inc.
Q3-2009	6

Liquidity and capital resources (cont.)

period ended August 31, 2009 including $24.1 million on care and maintenance, compared with expenditures of $9.2 million for the same period in 2008. Major changes include the recovery of a portion of the Galore Creek project’s suspension-related costs that were accrued at November 30, 2007, and the corresponding decreases during the corresponding nine-month period of 2008 in the short-term and long-term suspension liabilities totaling approximately $49.5 million related to a re-estimation of the suspension costs and the negotiation of the purchase of certain contractors’ equipment left on site during the shutdown of Galore Creek construction.

In the nine-month period ended August 31, 2009, the Company generated $111.1 million in cash flows from financing activities compared with $154.4 million in 2008. In January 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 units (“the Units”) at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable into one share of the Company at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, no cash was expended to repay the Company’s US$20 million bridge loan as it was fully converted into 15,762,565 shares of the Company at a rate of $1.53 per share, and 1,615,000 warrants at an exercisable price of $1.53 per share were exercised for net proceeds of $2.5 million.

In the nine-month period ended August 31, 2009, the Company expended $35.0 million on investing activities compared with $153.6 million in the same period in 2008. A total of $26.9 million was paid out mainly on Rock Creek related payables outstanding at the 2008 year end. The Company also funded $10.4 million for its share of exploration costs at the Donlin Creek project. The Company also sold its holdings in Alexco Resource Corp. (“Alexco”) for net proceeds of $3.8 million.

The Company has no material off-balance sheet arrangements.

Contractual obligated cash flow requirements, excluding operating leases, as at August 31, 2009 are as follows:

					in thousands of Canadian dollars,
					unless otherwise specified

	Total	< 1 year	1–2 years	2–3 years	3–4 years	4–5 years	Thereafter
	$	$	$	$	$	$	$

Accounts payable and accrued liabilities	9,422	9,422	-	-	-	-	-
Capital leases	2,022	694	736	577	15	-	-
Asset retirement obligations	21,646	403	-	-	-	-	21,243
Convertible notes – interest (a)	US 27,867	US 1,742	US 5,225	US 5,225	US 5,225	US 5,225	US 5,225
Convertible notes – holders option (a)	US 95,000	-	-	-	US 95,000	-	-

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

At August 31, 2009, the Company’s aggregate operating leases totaled $5.6 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years.

The future minimum payments under operating leases at August 31, 2009 are approximately as follows:

in thousands of Canadian dollars

Operating
leases
$

2009	228
2010	758
2011	828
2012	629
2013	571
Thereafter	2,600
Totals	5,614

NovaGold Resources Inc.
7	Q3-2009

Liquidity and capital resources (cont.)

The Company’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend on its ability to obtain suitable financing. Based on anticipated but not committed expenditure on its projects, the Company will require financing within 12 months to meet its expected ongoing requirements which include funding for work at Donlin Creek, general and administrative expenses, and care and maintenance expenditures at Rock Creek. The Company also expects to require significant financing in future years to meet its share of future development costs on the Donlin Creek and Galore Creek projects. The Company intends to fund its plan of operations from working capital, the proceeds of financings, and revenue from land and gravel sales. To facilitate its financing over coming years the Company plans to file a replacement 25-month universal shelf prospectus in the fourth quarter of 2009 that is intended to expedite the regulatory review associated with certain debt, convertible or equity financing.

Outlook

At August 31, 2009, the Company had cash and cash equivalents of $46.4 million and working capital of $38.0 million. At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $20.2 million.

During the nine-month period ended August 31, 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable into one share of the Company at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, the Company’s US$20 million bridge loan was converted into 15,762,565 shares at a rate of $1.53 per share, and 1,615,000 warrants at $1.53 per share were exercised for net proceeds of $2.5 million. The Company also sold its holdings in Alexco for net proceeds of $3.8 million.

The Company’s remaining share of the 2009 budget to be funded at the Donlin Creek project is approximately US$4.9 million, the majority of which is planned to be used for permitting activities at the project. The Rock Creek project is in care and maintenance pending a review of whether to recommence start-up activities at the project. The current remaining care and maintenance budget at Rock Creek for the balance of 2009 is approximately US$6 million. The budget for road work, care and maintenance and optimization activities at the Galore Creek project for 2009 is $16 million of which $3 million remained at August 31, 2009. Under the revised partnership agreement, Teck is funding 100% of these costs.

The Company’s wholly-owned subsidiary, Alaska Gold Company (“AGC”) has entered into a settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve alleged violations of the Clean Water Act (“CWA”) at the Rock Creek mine during the period from April 2007 to September 2008. EPA alleged that during the period between April 2007 and September 2008, AGC’s storm water discharges at the Rock Creek mine exceeded CWA turbidity standards (i.e., cloudiness of water) in streams near the mine on several occasions. The EPA and AGC settlement agreement resolves this matter. As a part of the agreement with EPA, AGC has agreed to pay the federal government US$883,628. Payment of the settlement amount occurred subsequent to August 31, 2009.

The Company does not plan to commence development or construction at its Donlin Creek and Galore Creek projects in 2009, and is currently examining the potential to recommence the start-up process at the Rock Creek project. However, the Company will need external financing to develop and construct its properties and to fund the exploration and development of its other mineral properties in future years. Sources of external financing include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and/or results of operations and financial condition. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, any of its mineral properties.

Related party transactions

During the nine months ended August 31, 2009, the Company provided exploration and management services totaling $117,600 to Alexco, a related party having two common directors, and exploration and management services totaling US$546,000 to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At August 31, 2009, the Company had $35,000 receivable from Alexco.

In March 2009, the Company closed an agreement with Mantra Mining Inc., a related party having a director and a major shareholder in common, to sell 100% of its interest in five properties in Alaska totaling approximately 397,680 acres of Alaska State mining claims. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock worth $1.6 million at deal closing and $2.5 million on August 31, 2009.

NovaGold Resources Inc.
Q3-2009	8

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At August 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	August 31, 2009	November 30, 2008
	US$	US$

Cash and cash equivalents	17,844	723
Accounts receivables	641	1,159
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(5,831)	(21,972)
Amounts payable to Barrick	(57,551)	(55,403)
Bridge loan	-	(18,954)
Convertible notes	(54,388)	(51,822)

Based on the above net exposures as at August 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $9.1 million in the Company’s net earnings.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the convertible notes are due within one year from the balance sheet date.

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the bridge loan, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the US prime rate. Based on the amount owing on the promissory note as at August 31, 2009, and assuming that all other variables remain constant, a 1% change in the US prime rate would result in an increase/decrease of $0.7 million in the interest accrued by the Company per annum.

NovaGold Resources Inc.
9	Q3-2009

Financial instruments (cont.)

(e) Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

New accounting pronouncements

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective December 1, 2008.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which replaces Section 3030, “Inventories”. The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (“LIFO”), and requires the reversal of a previous write-down when the value of inventories increases. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

Goodwill and intangible assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred if the costs do not meet the definition of property, plant and equipment. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

Credit risk and fair value of financial assets and liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. On December 1, 2008, the Company adopted the EIC, with no impact on its consolidated financial statements.

Mining exploration costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”. The EIC provides guidance on the capitalization of, and the impairment review of, exploration costs. On December 1, 2008, the Company adopted the EIC, with no impact on its consolidated financial statements.

New accounting policy

The Company granted employee performance shares units (“PSUs”) on May 29, 2009. Each PSU entitles the participant to receive one common share of the Company at the end of a one-year period if certain performance and vesting criteria have been met. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the Toronto Stock Exchange index. The number of units that will ultimately vest will be in the range of 0% to 150% of the original grant. The fair value of the PSUs is measured at the grant date relative to the market value of the Company’s common shares and is recognized in earnings over the related service period.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

During the year ended November 30, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred. See “Changes in accounting policies”

NovaGold Resources Inc.
Q3-2009	10

Critical accounting estimates (cont.)

or note 2 of the consolidated financial statements for the year ended November 30, 2008 for a description and the effects of the change.

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The recoverability of the amounts recorded in the Galore Creek and Rock Creek projects have been assessed as at November 30, 2008. The Rock Creek project was impaired at year end and an impairment loss was proportionately allocated to mineral properties and development costs.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Intangible assets

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

The life of the power transmission rights was determined based on an October 2006 feasibility study for the Galore Creek project and an estimate for reclamation.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

Risk factors

Ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

There can be no assurance that the Company will re-commence production at Rock Creek, commence production at any of its other mineral properties or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different that the Company’s estimates.

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated reserves at its Rock Creek and Donlin Creek projects and none of its properties are currently under development. The future development of any properties found to be economically feasible will require obtaining permits, financing and construction. The Company is subject to all the risks

NovaGold Resources Inc.
11	Q3-2009

Risk factors (cont.)

associated with establishing new mining operations. In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. There is also no assurance that if further mineralization is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Environmental laws and regulations

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emission into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its estimates.

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Legal proceedings

The Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial.

On June 5, 2009, the court granted defendants’ motion to dismiss in part, dismissing all of plaintiff’s claims under the Securities Act of 1933 concerning the registration statement, dismissing all claims against Galore Creek Mining Corporation, and dismissing certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934. The Company disputes the claims that remain and intends to contest the action vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an adverse outcome of this litigation may have a material adverse impact on the Company’s financial condition.

NovaGold Resources Inc.
Q3-2009	12

Cautionary notes

Forward-looking statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding ability to commence, or in the case of Rock Creek, recommence start-up; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; uncertainties involved in the Company’s outstanding securities litigation, including the possibility of appeal, the possible discovery of new evidence or acceptance of new legal theories and the difficulty of predicting the decision of judges and juries and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

NovaGold Resources Inc.
13	Q3-2009

Consolidated Balance Sheets – Unaudited

	in thousands of Canadian dollars

	August 31, 2009	November 30, 2008
	$	$

Assets
Current assets
Cash and cash equivalents	46,389	12,224
GST and other receivables	744	2,305
Deposits and prepaid amounts	1,414	2,671
	48,547	17,200

Accounts receivable	295	556
Land	1,894	1,891
Inventories	15,438	15,236
Property, plant and equipment (note 5)	470,172	471,121
Mineral properties, rights and development costs (note 6)	246,065	245,982
Investments (note 7)	5,335	7,221
Investment tax credits	3,393	3,393
Reclamation deposits	13,700	14,585
	804,839	777,185
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9,422	35,930
Current portion of long-term liabilities	1,177	1,484
	10,599	37,414
Suspension costs (note 4)	-	1,101
Bridge loan (note 9)	-	23,446
Promissory note (note 7)	63,009	68,523
Convertible notes (note 8)	59,555	63,573
Capital lease obligations	1,328	1,853
Asset retirement obligations	21,243	20,876
Future income taxes	11,801	14,381
Other liabilities	261	298
	167,796	231,465
Non-controlling interest (note 4)	297,845	291,231

Shareholders’ equity
Share capital (note 10)	872,114	776,237
Equity component of convertible notes (note 8)	43,352	43,352
Contributed surplus	9,994	9,994
Stock-based compensation (note 10)	30,784	22,223
Warrants (note 10)	32,554	1,995
Deficit	(650,258)	(598,894)
Accumulated other comprehensive income	658	(418)
	339,198	254,489
	804,839	777,185
Nature of operations and going concern (note 1)
Commitments and contingencies (note 13)

(See accompanying notes to consolidated financial statements)

/s/ Rick Van Nieuwenhuyse	Director	/s/ James Philip	Director
Approved by the Board of Directors

NovaGold Resources Inc.
Q3-2009	14

Consolidated Statements of Operations and Deficit – Unaudited

			in thousands of Canadian dollars,
			except for per share and share amounts
		(Restated – note 3)		(Restated – note 3)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
	$	$	$	$

Revenue
Land, gravel, gold and other revenue	331	469	905	1,538
Interest income	106	1,025	350	1,964
	437	1,494	1,255	3,502
Cost of sales	176	66	207	87
	261	1,428	1,048	3,415
Expenses
Corporate development and
communication	534	395	1,056	1,274
Exploration	3,766	16,163	14,561	36,949
Foreign exchange (gain) loss	109	6,977	(11,453)	6,737
General and administrative	2,430	343	4,642	3,342
Interest and accretion	3,446	-	15,841	-
Professional fees	274	349	2,440	1,910
Salaries	986	1,190	3,146	4,161
Salaries – stock-based compensation
(note 10)	802	426	8,222	2,422
Project care and maintenance	8,587	5,408	24,064	9,209
Project suspension cost recovery	-	-	(648)	(32,596)
Total expenses	20,934	31,251	61,871	33,408
Loss before other items	(20,673)	(29,823)	(60,823)	(29,993)

Other items
Gain on dilution from equity investment	-	(5)	-	(795)
Loss from equity investment	-	262	-	516
Gain on disposal of investment	-	(33,534)	-	(48,812)
Gain on disposal of mineral properties	-	-	(1,563)	-
Write-down of mineral properties	-	5,408	-	5,408
Loss on disposal of fixed assets	532	-	612	-
Non-controlling interest (note 4)	(2,322)	(2,703)	(5,545)	11,694
Earnings (loss) for the period before
income taxes	(18,883)	749	(54,327)	1,996
Future income tax recovery	(770)	(883)	(2,963)	(614)
Earnings (loss) for the period after
income taxes	(18,113)	1,632	(51,364)	2,610
Deficit – beginning of period	(632,145)	(402,944)	(598,894)	(403,922)
Deficit – end of period	(650,258)	(401,312)	(650,258)	(401,312)
Earnings (loss) per share
Basic and diluted	(0.10)	0.02	(0.30)	0.02
Weighted average number of shares
(thousands)
Basic	189,911	105,170	168,601	105,121
Diluted	189,911	107,289	168,601	107,240

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.
15	Q3-2009

Consolidated Statements of Comprehensive Income – Unaudited

			in thousands of Canadian dollars

		(Restated – note 3)		(Restated – note 3)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
	$	$	$	$
Earnings (loss) for the period before
other comprehensive income	(18,113)	1,632	(51,364)	2,610
Unrealized gain (loss) on
available-for-sale investments	(455)	(508)	1,460	(242)
Realized gains on available-for-sale
investments	-	-	-	(15,278)
Future income tax recovery (expense)	192	10	(384)	41
Comprehensive earnings (loss)	(18,376)	1,134	(50,288)	(12,869)

Consolidated Statements of Changes in Shareholders’ Equity – Unaudited

	in thousands of Canadian dollars

		(Restated – note 3)
	Nine months ended	Year ended
	August 31, 2009	November 30, 2008
	$	$
Share capital
Balance – beginning of period	776,237	760,468
Issued pursuant to private placement	61,481	-
Issued pursuant to stock option exercised	1,058	417
Issued pursuant to warrant exercised	9,128	15,352
Issued pursuant to debt conversion	24,210	-
Balance – end of period	872,114	776,237
Equity component of convertible notes
Balance – beginning of period	43,352	-
Issuance of convertible notes	-	43,352

Balance – end of period	43,352	43,352

Contributed surplus
Balance – beginning of period	9,994	820
Expiration of warrants	-	9,174

Balance – end of period	9,994	9,994

Stock-based compensation
Balance – beginning of period	22,223	19,739
Stock option grants	8,294	2,484
Performance share unit grants	628	-
Fair value of exercises	(361)	-

Balance – end of period	30,784	22,223

Warrants
Balance – beginning of period	1,995	9,178
Expiration of warrants	-	(9,174)
Issuance of warrants	34,606	1,995
Fair value of warrants exercises	(4,047)	(4)

Balance – end of period	32,554	1,995

Deficit
Balance – beginning of period	(598,894)	(403,922)
Loss for the period	(51,364)	(194,972)

Balance – end of period	(650,258)	(598,894)

Accumulated other comprehensive income
Balance – beginning of period	(418)	15,927
Unrealized gains (losses) on available-for-sale investments	1,460	(1,151)
Realized gains on available-for-sale investments	-	(15,278)
Future income taxes on unrealized losses/(gains)	(384)	84

Balance – end of period	658	(418)

Total shareholders’ equity	339,198	254,489

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.
Q3-2009	16

Consolidated Statements of Cash Flows – Unaudited

			in thousands of Canadian dollars

		(Restated – note 3)		(Restated – note 3)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
	$	$	$	$

Cash flows used in operating activities
Earnings (loss) for the period	(18,112)	1,632	(51,364)	2,610
Items not affecting cash
Exploration	3,567	8,576	12,123	18,879
Amortization	39	80	202	214
Interest and accretion	3,403	-	11,931	-
Future income tax (recovery) expense	(770)	(883)	(2,963)	(614)
Foreign exchange loss (gain)	441	6,892	(12,311)	5,191
Stock-based compensation	803	426	8,371	2,422
Gain on sale of investments (note 8)	-	(33,534)	-	(48,812)
Gain on dilution from equity investment	-	(5)	-	(795)
Gain on disposal of mineral properties	-	-	(1,563)	-
Loss on disposal of fixed assets	530	-	612	-
Loss from equity investment	-	263	-	516
Project suspension recovery	-	(2,196)	(648)	(32,596)
Non-controlling interest	(2,322)	(2,704)	(5,546)	11,693
Write-down of mineral property	-	5,408	-	5,408
Net change in non-cash working capital
Decrease (increase) in GST and other
receivables, deposits and prepaid amounts	324	(2,135)	2,818	10,141
Increase in inventories	(108)	(1,188)	(202)	(1,156)
Increase (decrease) in accounts payable and
accrued liabilities	1,434	(7,365)	(2,988)	(924)
Increase (decrease) in suspension costs –
short term	-	8,700	-	(16,520)
Increase (decrease) in suspension costs –
long term	-	(2,866)	(453)	(33,040)
	(10,771)	(20,899)	(41,981)	(77,383)
Cash flows from financing activities
Proceeds from issuance of common shares – net	253	124	93,854	417
Proceeds from issuance of convertible notes – net	-	(4)	-	93,190
Proceeds from non-controlling interest	4,086	15,045	12,160	60,823
Proceeds from warrant exercise	2,611	-	5,082	14
	6,950	15,165	111,096	154,444
Cash flows used in investing activities
Acquisition of property, plant and equipment	(1,699)	(33,044)	(26,889)	(183,176)
Expenditures on power project development	-	(131)	-	(903)
Recovery (expenditures) on mineral properties
and related deferred costs	50	(6,238)	(1,571)	(67,683)
Decrease in restricted cash	-	-	-	58,600
Decrease (increase) in reclamation deposits	23	1,297	(87)	7,287
Decrease (increase) in accounts receivable	25	60	261	(230)
Proceeds on sale of investments	-	35,000	3,769	53,811
Investment in Donlin Creek	(4,277)	(7,450)	(10,433)	(21,319)
	(5,878)	(10,506)	(34,950)	(153,613)
Increase (decrease) in cash and cash
equivalents during the period	(9,699)	(16,240)	34,165	(76,552)
Cash and cash equivalents – beginning of period	56,088	37,604	12,224	97,916
Cash and cash equivalents – end of period	46,389	21,364	46,389	21,364
Supplemental disclosure
Increase (decrease) in accounts payable and
accrued liabilities and other liabilities
related to mineral properties and property,
plant and equipment	(2,143)	7,286	(28,007)	(65,743)
Bridge loan converted into shares	-	-	25,178	-
Interest received	106	367	350	2,110
Interest paid	3,227	219	3,227	338

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.
17	Q3-2009

Notes to Consolidated Financial Statements – Unaudited

1 Nature of operations and going concern

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska and British Columbia. Construction of the Rock Creek mine, located in Nome, Alaska, commenced in the fall of 2006. Start-up, system testing and commissioning activities began in September 2008 and were suspended in November 2008.

The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (“Barrick”). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited (“Teck”).

While these financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of operations, there are conditions and events that may cast significant doubt about the validity of that assumption. As at August 31, 2009, the Company had consolidated cash of $46.4 million and working capital of $37.9 million. Based on anticipated but not committed expenditures on its projects, the Company will require financing within 12 months to meet its expected ongoing requirements, which include funding for work at Donlin Creek, general and administrative expenses, and care and maintenance expenditures at Rock Creek. Under the terms of the revised partnership agreement with Teck, the Company has no near-term funding obligations at Galore Creek. The Company also expects to require significant financing in future years to meet its share of future development costs on the Donlin Creek and Galore Creek projects. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. The financing is expected to be obtained through joint ventures, debt financing, convertible debt, exercise of warrants and options, equity financing, production-sharing arrangements or other means. However, there is no assurance that these initiatives will be successful.

These financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2 Accounting policies

Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) for interim reporting and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc. These consolidated financial statements include all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. All significant inter-company transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2008.

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective December 1, 2008.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which replaces Section 3030, “Inventories”. The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (“LIFO”), and requires the reversal of a previous write-down when the value of inventories increases. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

Goodwill and intangible assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and

NovaGold Resources Inc.
Q3-2009	18

Notes to Consolidated Financial Statements – Unaudited

2 Accounting policies (cont.)

disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

Credit risk and fair value of financial assets and liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to account for the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. On December 1, 2008, the Company adopted the EIC, with no impact on its consolidated financial statements.

Mining exploration costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”. The EIC provides guidance on the capitalization of, and the impairment review of, exploration costs. On December 1, 2008, the Company adopted the EIC, with no impact on its consolidated financial statements.

Stock-based compensation

The Company granted employee performance shares units (“PSUs”) on May 29, 2009, each PSU entitles the participant to receive one common share of the Company at the end of a one year period if certain market performance and service vesting criteria have been met. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the Toronto Stock Exchange index. The number of units that will ultimately vest will be in the range of 0% to 150% of the original grant. The fair value of the performance share units is measured at the grant date relative to the market value of the Company’s common shares and is recognized in earnings over the related service period.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3 Change in accounting policy

During the year ended November 30, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to the year ended November 30, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on

NovaGold Resources Inc.
19	Q3-2009

Notes to Consolidated Financial Statements – Unaudited

3 Change in accounting policy (cont.)

the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported August 31, 2008 consolidated financial statements is as follows.

		in thousands of Canadian dollars
	As previously
	reported	Restatement	As restated
	$	$	$
Mineral properties and related deferred costs at
August 31, 2008	350,105	(135,371)	214,734
Investments at August 31, 2008	130,329	(116,934)	13,395
Future income taxes at August 31, 2008	(46,379)	35,104	(11,275)
Exploration expenses for the nine months ended
August 31, 2008	531	36,418	36,949
Future income tax expense for the nine months ended
August 31, 2008	1,705	(2,319)	(614)
Earnings for the nine months ended August 31, 2008	35,692	(34,099)	2,610
Basic earnings per share for the nine months ended
August 31, 2008	0.34	(0.32)	0.02
Diluted earnings per share for the nine months ended
August 31, 2008	0.34	(0.32)	0.02
Deficit at August 31, 2008	(126,948)	(274,364)	(401,312)

4 Galore Creek Partnership

On November 26, 2007, the Company and Teck announced that construction activities would be suspended at the Galore Creek project in order to undertake a comprehensive review of the overall design plan when it was recognized that industry wide cost increases and an extension of the anticipated project schedule would likely result in significantly higher cost estimates for the project. At that time, the terms of Teck’s initial contribution into the Partnership were amended. Under the amended arrangements, in addition to Teck’s funding from August 1, 2007 to the year ended November 30, 2007 of $264 million, Teck’s total committed investment in the Partnership would be $403 million, including $72 million to be invested in the Partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies. Excluding costs covered by Teck’s $72 million above, the Company and Teck agreed to share the next $100 million of project costs 33% and 67% respectively, and share project costs on a 50/50 basis thereafter.

In February 2009, the Company and Teck renegotiated the Partnership agreement to reduce the $72 million to $60 million, and from November 1, 2008 onwards Teck has agreed to fund all of the costs at the project until the $60 million is fully spent.

Remaining suspension related activities, estimated at November 30, 2008 to cost approximately $1.1 million, were fully completed during the three-month period ended February 28, 2009 and funded entirely by Teck.

Teck’s contributions to date have been recorded as non-controlling interest as follows:

in thousands of Canadian dollars
August 31, 2009
Balance November 30, 2008	291,231
Contributions by Teck	12,160
Teck’s share of suspension recoveries	324
Teck’s share of care and maintenance costs	(5,870)
Balance at August 31, 2009	297,845

NovaGold Resources Inc.
Q3-2009	20

Notes to Consolidated Financial Statements – Unaudited

5 Property, plant and equipment

		in thousands of Canadian dollars
			August 31, 2009
		Accumulated
	Cost	amortization	Net
	$	$	$

Alaska, USA
Construction costs – Rock Creek	90,519	-	90,519
Mining and milling equipment – Rock Creek	15,342	-	15,342
Heavy machinery and equipment – Rock Creek	2,408	(356)	2,052
British Columbia, Canada
Construction costs – Galore Creek	324,043	-	324,043
Mobile equipment – Galore Creek	37,458	-	37,458
Office furniture and equipment	1,675	(1,237)	438
Leasehold improvements	575	(255)	320
	472,020	(1,848)	470,172

		in thousands of Canadian dollars
			November 30, 2008
		Accumulated
	Cost	amortization	Net
	$	$	$

Alaska, USA
Construction costs – Rock Creek	90,519	-	90,519
Mining and milling equipment – Rock Creek	14,792	-	14,792
Heavy machinery and equipment – Rock Creek	2,404	(334)	2,070
British Columbia, Canada
Construction costs – Galore Creek	324,711	-	324,711
Mobile equipment – Galore Creek	38,048	-	38,048
Office furniture and equipment	1,648	(1,030)	618
Leasehold improvements	575	(212)	363
	472,697	(1,576)	471,121

6 Mineral properties, rights and development costs

			in thousands of Canadian dollars
			Expenditures
	November 30, 2008	Tax Credit	(Amortization)	August 31, 2009
	$	$	$	$

Alaska, USA
Rock Creek	6,717	-	613	7,330
British Columbia, Canada
Galore Creek	183,597	(625)	1,095	184,067
Power transmission rights	55,668	-	(1,000)	54,668
	245,982	(625)	709	246,065

NovaGold Resources Inc.
21	Q3-2009

Notes to Consolidated Financial Statements – Unaudited

7 Investments

	in thousands of Canadian dollars
	August 31, 2009	November 30, 2008
	$	$
Available-for-sale investments (a)	3,279	255
Investments accounted for under the equity method
Donlin Creek LLC (b)	2,056	3,197
Alexco Resource Corp. (c)	-	3,769
Total investments	5,335	7,221

(a)

Investments classified as available-for-sale are reported at fair value (or marked-to-market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at August 31, 2009: $2,236,000 (November 30, 2008: $673,000) and total unrealized holding gains as at August 31, 2009: $1,043,000 (the total unrealized loss as at November 30, 2008: $418,000). The balance includes 126,625 shares (cost: $5,000; fair value at August 31, 2009: $27,858) in Etruscan Resources Inc., a company having two directors in common with the Company, and 3,125,000 shares (cost: $1,562,500; fair value at August 31, 2009: $2,500,000) in Mantra Mining Inc., a company having one director in common with the Company.

(b)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (“Donlin Creek LLC”) to advance the Donlin Creek project. As part of the Donlin Creek LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s approximately US$128.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. Reimbursement had been made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of US prime plus 2% will be paid out of future mine production cash flow. Both parties are sharing costs on a 50/50 basis. Interest on this long-term debt is expensed.

(c)

During the three months ended February 28, 2009, the Company sold its entire investment in Alexco Resource Corp. (“Alexco”) for net proceeds of $3.8 million. At November 30, 2008 the investment was written down to the fair value of the net proceeds expected to be received therefore, no gain or loss was recorded on the sale. At November 30, 2008, the Company owned 6,352,978 shares of Alexco and accounted for this investment using the equity method as it was a related party, having two directors in common with the Company.

8 Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses, aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability, less the portion relating to the conversion feature ($43.4 million) which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.03% rate implicit in the calculation, the difference of $43.4 million, characterized

NovaGold Resources Inc.
Q3-2009	22

Notes to Consolidated Financial Statements – Unaudited

8 Convertible notes (cont.)

as the note discount, is being capitalized to certain projects funded by this offering and charged to interest expense for projects that do not meet the criteria to capitalize, and added to the liability over the term of the Notes.

	in thousands of Canadian dollars
	August 31, 2009	November 30, 2008
	$	$
Convertible notes balance – beginning of period	63,573	-
Present value of convertible notes on issue	-	51,718
Financing costs allocated to debt component	-	(1,884)
Accretion of debt discount for nine months	3,540	2,621
Foreign exchange revaluation	(7,558)	11,118
Convertible notes balance – end of period	59,555	63,573
Conversion right	44,992	44,992
Financing costs allocated to equity component	(1,640)	(1,640)
Equity component of convertible notes	43,352	43,352

9 Bridge loan

On September 26, 2008, the Company secured a bridge loan in the amount of US$20.0 million for proceeds of US$18.8 million, net of commitment fees of US$1.2 million, from Auramet Trading, LLC (“Auramet”). The bridge loan was to mature on December 29, 2008 and bore interest at a rate of 12.0% per annum. Auramet had the right to convert the principal amount of the bridge loan into common shares of the Company at a price of $12.00 per common share. The Company also issued to Auramet warrants to purchase 750,000 common shares of the Company at an exercise price of $7.18 per common share at any time before September 25, 2010. The Company granted to Auramet a security interest in the Rock Creek mine and a pledge of securities in certain material subsidiaries and guarantees. At November 30, 2008, the bridge loan was classified as a long-term liability, less the portion relating to the warrants ($2.0 million) which was classified as a component of shareholders’ equity.

On December 29, 2008, Auramet extended the repayment of the bridge loan to March 13, 2009. As consideration, the Company paid an extension fee of US$1.2 million, increased the annual interest rate to 15.0% and re-priced the conversion of the loan and the 750,000 warrants previously issued to the five day weighted average price of the Company’s common stock at that time of $1.53. The Company also issued an additional 1,000,000 warrants priced at $1.53 with an expiry date of December 29, 2010.

In January and February 2009, Auramet converted the entire US$20.0 million bridge loan into common shares and exercised 750,000 warrants at an exercise price of $1.53 per share for proceeds of $1.1 million. During 2009, Auramet exercised

NovaGold Resources Inc.
23	Q3-2009

Notes to Consolidated Financial Statements – Unaudited

9 Bridge loan (cont.)

865,000 warrants at an exercise price of $1.53 per share for proceeds of $1.3 million. Subsequent to August 31, 2009, the remaining 135,000 warrants were exercised.

	in thousands of Canadian dollars
	August 31, 2009	November 30, 2008
	$	$
Bridge loan balance – beginning of period	23,446	-
Extension of bridge loan	(9,557)	18,561
Financing costs allocated to debt component	(968)	(1,235)
Accretion of debt discount for the period	3,883	2,637
Foreign exchange revaluation	(189)	3,483
Conversion of bridge loan	(16,615)	-
Bridge loan balance – end of period	-	23,446
Conversion right of extension	8,125	-
Financing costs allocated to equity component	(530)	-
Conversion of bridge loan	(7,595)	-
Equity component – end of period	-	-
Warrant component – beginning of period	1,995	-
Warrant component of issuance	1,391	2,137
Financing costs allocated to warrant component	(90)	(142)
Exercise of warrants	(3,182)	-
Fair value of warrants – end of period	114	1,995

10 Share capital

Authorized
     1,000,000,000 common shares, no par value
     10,000,000 preferred shares issuable in one or more series

	in thousands of Canadian dollars
	Number of shares	Ascribed value
	(thousands)	$

Balance at November 30, 2008	107,509	776,237
Issued period to date
For cash pursuant to private placements	57,692	61,480
Pursuant to debt conversion	15,763	24,210
For cash and fair value pursuant to stock option agreements	412	1,058
For cash and fair value pursuant to warrant agreements	3,113	9,129
Balance at August 31, 2009	184,489	872,114
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-
Total issued and outstanding	184,498	872,114

NovaGold Resources Inc.
Q3-2009	24

Notes to Consolidated Financial Statements – Unaudited

10 Share capital (cont.)

(a) Issuance of common shares

In January 2009, the Company issued by way of private placement 57,692,308 Units for gross proceeds of US$75.0 million. Each Unit consists of one common share of the Company and one common share purchase warrant of the Company. Each share purchase warrant entitles the holder to acquire one common share of the Company at a price of US$1.50 on or before January 21, 2013.

As the Units contained multiple equity components, consisting of common shares and share purchase warrants, the Company used the relative-fair-value approach to allocate the proceeds. The fair value of the share purchase warrants was calculated using the Black-Scholes model based on an average risk-free interest rate of 1.13%, expected life of 4 years and an expected volatility of 64.6% . As a result, the common shares were recorded at $61.5 million, and the share purchase warrants were recorded at $33.3 million, both inclusive of transaction costs.

(b) Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a maximum of 5 years from the date of grant or may be exercisable 1/3 three months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a maximum of 5 years from the date of grant.

During the nine months ended August 31, 2009, the Company granted 7,626,750 stock options (nine months ended August 31, 2008: 1,732,450. For the three months and nine months ended August 31, 2009, the Company recognized a stock-based compensation charge against income of $0.2 million and $7.6 million into income for options granted to directors, employees, and consultants in accordance with CICA 3870 net of forfeitures. As of August 31, 2009, there were 3,652,573 non-vested options outstanding with a weighted average exercise price of $4.48.

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below.

	Vesting during nine	Granted during nine
	months ended	months ended
	August 31, 2009	August 31, 2009
Average risk-free interest rate	0.44% – 4.73%	0.44% – 1.73%
Expected life	1.00 – 4.27 years	1.00 – 3.71 years
Expected volatility	44.2% – 101.3%	70% – 98%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(c) Warrants

On December 29, 2008, as part of the extension of the bridge loan discussed in note 9, 1.0 million share purchase warrants were issued with an exercise price of $1.53 per share with a two-year term. Additionally, the 750,000 share purchase warrants issued on the original bridge loan were re-priced at $1.53 per share as part of this agreement. During the nine-month period ended August 31, 2009, 3,113,138 share purchase warrants were exercised for total proceeds of $5 million.

NovaGold Resources Inc.
25	Q3-2009

Notes to Consolidated Financial Statements – Unaudited

10 Share capital (cont.)

(d) Performance share units

The Company has a long-term incentive plan which provides for the issuance of performance share units (“PSUs”) in amounts as approved by the Company’s Compensation Committee. On May 29, 2009, the Company granted 524,550 PSUs to employees and consultants. Each PSU entitles the participant to receive one common share of the Company at the end of a one year period if certain performance and vesting criteria have been met. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the Toronto Stock Exchange index.

The value of PSUs is determined by Monte Carlo simulation which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the life of the PSU, to generate potential outcomes for stock prices which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period. The value of each PSU is recorded as compensation expense over the vesting period. A compensation expense of $644,951 was recorded during the three and nine months ended August 31, 2009.

11 Related party transactions

During the nine months ended August 31, 2009, the Company provided exploration and management services totaling $117,600 to Alexco, a related party having two common directors, and exploration and management services totaling US$546,000 to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At August 31, 2009, the Company had $35,000 receivable from Alexco.

In March 2009, the Company closed an agreement with Mantra Mining Inc., a related party having a director and a major shareholder in common, to sell 100% of its interest in five properties in Alaska totaling approximately 397,680 acres of Alaska State mining claims. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock worth $1.6 million at deal closing and $2.5 million on August 31, 2009.

12 Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land and gravel and gold royalties from its operations located in Nome, Alaska. The Company’s property, plant and equipment and exploration assets are located in the United States and Canada and the geographical breakdown is shown in notes 5 and 6.

13 Commitments and contingencies

(a) Lease commitments

As at August 31, 2009, the Company’s aggregate commitments for operating leases totaled $5.6 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years.

(b) Legal actions

The Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial.

On June 5, 2009, the court granted the defendants’ motion to dismiss in part, dismissing all of the plaintiff’s claims under the Securities Act of 1933 concerning the registration statement, dismissing all claims against Galore Creek Mining Corporation, and dismissing certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934. The Company disputes the claims that remain and intends to contest the action vigorously. There can be no assurance that these proceedings will be resolved in favor of NovaGold and an unfavorable outcome of this litigation may have a material adverse impact on the Company’s financial condition.

NovaGold Resources Inc.
Q3-2009	26

Notes to Consolidated Financial Statements – Unaudited

13 Commitments and contingencies (cont.)

(c) Environmental

On July 2, 2009, AGC received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, AGC entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As a part of the NOV, AGC will treat, inject, and apply water at an increased rate to reduce water levels behind the mine’s Tailings Storage Facility dam. If AGC does not comply with the requirements of the COBC, ADEC may assess financial penalties; however, no financial penalties have been assessed at this time.

NovaGold Resources Inc.
27	Q3-2009